NEWS RELEASE

Kami to Generate Benefits of $1.6B in Income and $2.0B in Tax Revenues
for Newfoundland and Labrador

June 5th, 2012	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is  pleased to announce that an independent Economic Impact Assessment (EIA) of the Kamistiatusset (“Kami”) Iron Ore Project indicates significant long-term economic benefits to Newfoundland and Labrador as well as other Canadian provinces, regional governments and communities.

The Kami Project is strategically located next to the mining towns of Wabush, Labrador City and Fermont. The Project will require approximately two years of construction, and once operational, the Project is expected to produce 8 million tonnes of concentrate per annum for 16 years. The EIA was commissioned and paid for by Alderon and is based on the data from Alderon’s Preliminary Economic Assessment (PEA), the results of which were released late last year (see below for a summary of the results of the PEA). The data used in the EIA was taken from and is fully supported by results of the PEA, highlighting the economically robust nature of the Kami Project.

The independent assessment estimates that the Kami Project will generate the following benefits for the people, communities and the Government of Newfoundland and Labrador:

➢	CDN $1.6 billion in direct, indirect and induced incomes to workers and local businesses
➢	CDN $2.0 billion in total tax revenues
➢	CDN $13.6 billion contribution to the provincial GDP
➢	24,000 person years of direct, indirect and induced employment during construction and operations

The Project has been registered under the Environmental Assessment process for up to 16 million tonnes of concentrate per annum; however, the provision to increase planned production to 16 million tonnes of concentrate per annum does not currently form part of the PEA. The Feasibility Study currently being prepared will make provisions to allow an expansion phase to 16 million tonnes per annum to be undertaken if proven feasible through a separate study.  Assuming the separate study is completed, an EIA for the increased production rate will be conducted. The provision for a 16 million tonne expansion phase is contingent on, among other matters, the upgrade of a substantial portion of Alderon’s inferred resources to the indicated category through definition drilling that was completed during the winter of 2012.

“Alderon’s Kami project in the Labrador Trough has the potential to bring substantial, long-term economic benefits to the region, the Province of Newfoundland and Labrador, and indeed to the entire country”, says Mark Morabito, Executive Chairman of Alderon.  “In addition to the major economic spinoffs, this project has the potential to create approximately 1,500 full time jobs annually in Newfoundland and Labrador including 480 jobs directly at the mine and concentrator during operations.  Provided Alderon completes its Feasibility Study that demonstrates that a 16 million tonne operation is viable, the benefits to the people of Newfoundland and Labrador will be even greater.”

The EIA was undertaken by Strategic Concepts, Inc. (SCI) and Dr. Wade Locke of Memorial University, both experienced and specialized in Canadian resource-based economic impact assessments, with particular expertise in Newfoundland and Labrador projects.  The purpose of the study was to measure the economic impacts of the Kami Project on governments and economies locally and across Canada.

Alderon AGM

The Board of Directors and shareholders will gather in St. John’s this week as Alderon holds its Annual General Meeting (AGM). The AGM will take place at the Sheraton Hotel St. John’s (115 Cavendish Square, St. John’s) in Salon C, Wednesday June 6th from 10:00am to 11:00am.

“We are delighted to bring our team from across Canada to join our St. John’s  team for our AGM, and also to enjoy the culture, history and hospitality of the capital of Newfoundland and Labrador,” said Mark Morabito.  “This week, we will update our shareholders on the ongoing Environmental Assessment process and other important components of the project, as we progress towards project sanction.”

In addition to routine AGM business such as appointment of directors and approval of financial statements, Mr. Morabito said he will also take the opportunity to discuss with shareholders the power requirements for the Kami project, which is a critical component on the path to project sanction. “Obviously, a project of this magnitude requires significant power from the Province. It also represents an exciting opportunity to see Labrador power used within the region for industrial development,” added Mr. Morabito.  “As a business person, I applaud the Government of Newfoundland and Labrador for having the vision and foresight to develop the Muskrat Falls power project. This development will supply power needs for not only our project, but also the many other potential natural resource projects throughout the province; particularly in Labrador, which competes directly with Quebec projects. In a fiercely competitive industry, access to reliable, affordable power is critical. And the development of Muskrat Falls is seen by the mining industry as key to the future economic development of this Province.”

Mr. Morabito and Alderon’s President and CEO Tayfun Eldem will be available to the media at 11:00am on Tuesday, June 5th in the lobby of the Sheraton Hotel.

About the Kami Project

Highlights of the PEA on the Kami Project include:

➢	Concentrate production rate of 8 million tonnes per year at a grade of 65.5% iron
➢	Commercial production commencing in 2015 with a mine life of 15.3 years
➢	Capital cost of US$989 million (excluding closure costs, sustaining capital & leased equipment)
➢	Pre-Tax IRR of 40.2%
➢	NPV (discounted at 8%) of US$3.07 billion
➢	Payback period of 2.7 years
➢	Total operating cost (excluding royalties) of US$44.87/tonne concentrate (averaged over the life of mine)

The PEA is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral resources.  There is no certainty that the conclusions reached in the PEA will be realized.  Mineral resources that are not mineral reserves have not demonstrated economic viability.

Alderon has not yet completed a Pre-Feasibility Study or Feasibility Study to demonstrate the economic viability of the Kami Project. Furthermore, no Mineral Reserves have been established on the Kami Project. Any statements regarding planned production rates, projected cash flows, payback period, IRR, NPV, construction timelines or the expected commencement of commercial production in 2015 assume that Alderon is or will be able to complete all of the required steps to bring the Kami Project into commercial production including the completion of a Feasibility Study to demonstrate the economic viability of the Kami Project, the completion of the environmental assessment process, the conclusion of infrastructure agreements for railway transportation, power and access to port facilities and that Alderon obtains the necessary project financing to pay for the capital costs to develop and construct a mine at the Kami Project. There is no certainty that Alderon will be able to complete any or all of these steps and reference should be made to the “Risk Factors” section in Alderon’s Annual Information Form for the most recently completed financial year.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, St. John’s and Labrador City.  Alderon’s Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Edward Lyons, P. Geo., the Chief Geologist for Alderon and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

Additional information about the Kami Project can be found in the technical report filed on SEDAR at www.sedar.com entitled: “Technical Report Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated effective October 26, 2011. For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

Montreal Office	St. John’s Office	Labrador City	Toronto Office	Vancouver Office
T: 514-281-9434	T: 709-576-5607	T: 709-944-4820	T: 416-309-2138	T: 604-681-8030
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E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 ext. 232

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to (i) the estimation of inferred and indicated mineral resources; (ii) success of exploration activities; (iii) the upgrade of the current mineral resource estimate; (iv) the completion of the Feasibility Study; (v) the completion and timing of the environmental assessment process; (vi) the results of the PEA including statements about future production, future operating and capital costs, the projected IRR, NPV, payback period, construction timelines and production timelines for the Kami Property; and (vii) the results of the EIS..

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals, receipt of a feasibility study that meets the requisite criteria, the estimation of mineral resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulations.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.